Exhibit 99.4

Form No. SH-4 - Securities Transfer Form

Pursuant to Section 56 of the Companies Act, 2013 and sub-rule (1) of Rule 11 of the Companies

(Share Capital and Debentures) Rules 2014

Date of execution: / /

FOR THE CONSIDERATION stated below the “Transferor(s)” named do hereby transfer to the “Transferee(s)” named the securities specified below subject to the conditions on which the said securities are now held by the Transferor(s) and the

Transferee(s) do hereby agree to accept and hold the said securities subject to the conditions aforesaid.

CIN:	L	8	5	1	1	0	K	A	1	9	8	1	P	L	C	0	1	3	1	1	5

Name of the company (in full):	Infosys Limited

Name of the Stock Exchange where the company is listed, (if any):	BSE and NSE

DESCRIPTION OF SECURITIES

Kind/Class of securities (1)	Nominal value of each unit of security (2)	Amount called up Per unit of security (3)	Amount paid up per unit of security (4)
Equity Share	₹ 5/-	₹ 5/-	₹ 5/-

No. of Securities being Transferred		Consideration received (₹)
In Figures	In words	In words	In Figures

Distinctive Number	From
To
Corresponding Certificate Nos.

Transferor’s Particulars

Registered Folio Number

Name(s) in Full	Signature(s)
1.
2.
3.

I hereby confirm that the transferor has signed before me.

Signature of the Witness	:

Name of the Witness	:

Address of the Witness	:

Pin Code

Transferee’s Particulars

Name in full (1)	Father’s/Mother’s /Spouse Name (2)	Address & E-mail id (3)

1.	1.

2.	2.

3.	3.

Pin Code

Email Id:

	Occupation (4)	Existing Folio No., if any (5)		Signature (6)

1.			1.
2.			2.
3.			3.

	Folio No. of Transferee		Specimen Signature of Transferee(s)

1.
2.
	Value of stamp ₹ affixed:	3.
STAMPS
Enclosures:
1.	Certificate of shares or debentures or other securities
2.	If no certificate is issued, Letter of allotment
3.	Copy of PAN Card of all the Transferees (For all listed Cos.)
4.	Others, Specify,

For Office Use Only

Checked by

Signature Tallied by

Entered in the Register of Transfer on

vide Transfer no

Approval Date

Power of attorney / Probate / Death Certificate / Letter of Administration

Registered at on

No